UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2004

                               EXELON CORPORATION

                            10 South Dearborn Street
                                   37th Floor
                                 P.O. Box 805379
                             Chicago, IL 60680-5379














Inquiries concerning this Form U-9C-3
   should be directed to:                               Scott Peters
                                                        Exelon Corporation
                                                        10 South Dearborn Street
                                                        38th Floor
                                                        P.O. Box 805379
                                                        Chicago, IL 60680-5379


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TABLE OF CONTENTS

Item                                                                                Page
Number                                                                              Number
     1     Organization Chart                                                          3
     2     Issuances and Renewals of Securities and Capital Contributions
               Part I - Issuances and Renewals of Securities and Capital               6
                   Contributions
               Part II - Capital Contributions                                         6
     3     Associate Transactions
               Part I - Transactions Performed by Reporting Companies on
                   Behalf of Associate Companies                                       7
               Part II - Transactions Performed by Associate Companies
                   On Behalf of Reporting Companies                                    7
     4     Summary of Aggregate Investment                                             8
     5     Other Investments                                                           9
     6     Financial Statements and Exhibits                                          10
           Signature                                                                  13



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                                       2
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




ITEM 1.  ORGANIZATION CHART
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                                                  Energy    State of
                                                  or        Organization    Date of     % Voting
           Name of Reporting Company              Gas-Related             Organization  Securities    Nature of Business
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
Exelon Corporation                                                                                 (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
 Exelon Energy Delivery Company, LLC                                                               (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Commonwealth Edison Company                                                                     (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Commonwealth Research Corporation           Energy        Illinois    06/08/1976       100%  Energy-related
                                                                                                   (Category 1,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   PECO Energy Company                                                                             (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       East Coast Natural Gas Cooperative, LLC    Energy        Delaware    03/15/1995     41.12%  Energy-related
                                                                                                   (Category 9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       Horizon Energy Company *                   Energy    Pennsylvania    02/06/1995       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
 Exelon Ventures Company, LLC                                                                      (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Synfuel I, LLC                           Energy        Delaware    07/25/2003       100%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   DTE Buckeye, LLC                               Energy                                     -0-%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Synfuel I1, LLC                          Energy        Delaware    07/25/2003       100%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   DTE Belews Creek, LLC                          Energy                                     -0-%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Synfuel III, LLC                         Energy        Delaware    06/17/2004       100%  Energy-related
                                                                                                   (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   DTE Buckeye, Carbontronics Synfuels            Energy                                     -0-%  Energy-related
   Investors, L.P.                                                                                 (Category 6)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Generation Company, LLC                                                                   (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Penesco Company, LLC                           Energy        Delaware    06/06/2001       100%  Energy-related
                                                                                                   (Category 7,9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Cenesco Company, LLC                           Energy        Delaware    12/31/2001       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   ExTex Retail Services Company, LLC             Energy        Delaware    05/12/2003       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon Allowance Management Company, LLC       Energy        Delaware    11/08/2001       100%  Energy-related
                                                                                                   (Category 2)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon Power Labs, LLC                         Energy    Pennsylvania    11/08/2002       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
    Exelon AOG Holding # 1, Inc.                                                                   (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
    Exelon AOG Holding # 2, Inc.                                                                   (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Exelon New England Power Marketing, LP      Energy        Delaware    03/24/1999       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
    Exelon New England Holdings, LLC                                                               (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       ENEH Services, LLC (new)                   Energy        Delaware    04/01/2004       100%  Energy-related
                                                                                                   (Category 7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       Exelon Hamilton, LLC                       Energy        Delaware    03/31/1999       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon SHC, Inc.                                                                                (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Keystone Fuels, LLC                         Energy        Delaware    10/17/2000     20.99%  Energy-related
                                                                                                   (Category 9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
      Conemaugh Fuels, LLC                        Energy        Delaware    10/16/2002     20.72%  Energy-related
                                                                                                   (Category 9)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   ExTex Marketing, LLC                           Energy        Delaware    05/13/2002       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       ExTex Power, LP                            Energy        Delaware    05/13/2002        99%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
   Exelon Energy Company                          Energy        Delaware    01/04/1999       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
     AllEnergy Gas & Electric Marketing           Energy        Delaware    09/12/2000       100%  Energy-related
     Company, LLC                                                                                  (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
       Texas-Ohio Gas, Inc.                       Energy           Texas    08/12/1987       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
  Exelon Enterprises Company, LLC                                                                  (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Exelon Services, Inc.                    Energy        Delaware    07/13/1999       100%  Energy-related
                                                                                                   (Category 1, 2,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Unicom Power Marketing Inc.              Energy        Delaware    07/28/1997       100%  Energy-related
                                                                                                   (Category 5)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Exelon Enterprises Management, Inc.                                                       (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ECPH, LLC                                                                               (a)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
               Exelon Enterprises Investments,                                                     (a)
               Inc.
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                  UTECH Climate Challenge Fund,   Energy        Delaware    06/30/1995      24.4%  Energy-related
                  L.P.                                                                             (Category 2)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Adwin Equipment Company                  Energy    Pennsylvania    08/05/1968       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
         Exelon Thermal Holdings, Inc.            Energy        Delaware    08/05/1997       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
            Exelon Thermal Development, Inc.      Energy        Delaware    02/05/1997       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ETT Boston Inc.                        Energy        Delaware    12/22/1995       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
              Northwind Boston LLC                Energy    Massachusetts   01/05/1996        25%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
           ETT North America Inc.                 Energy        Delaware    07/18/1996       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
              Northwind Thermal Technologies      Energy          Canada    08/01/1996       100%  Energy-related
              Canada Inc.                                                                          (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                 ETT Canada, Inc.                 Energy          Canada    08/01/1996       100%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------
                   Northwind Windsor              Energy          Canada    07/18/1996        50%  Energy-related
                                                                                                   (Category 6,7)
------------------------------------------------- --------- ------------- ------------- ---------- -------------------------

* Denotes inactive corporation.
(a) Directly or indirectly holds securities in energy-related companies.



                                       3
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ITEM 1.  ORGANIZATION CHART (continued)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                                                  Energy    State of
                                                  or        Organization    Date of     % Voting
           Name of Reporting Company              Gas-Related             Organization  Securities    Nature of Business
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
           F&M Holdings Company, LLC               Energy        Delaware    09/18/2003       100%  Energy-related (Category
                                                                                                    1,4,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            II Services, Inc.                      Energy        Delaware    05/28/1999       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
             EIS Engineering, Inc*                 Energy        Delaware    12/11/2000       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                  InfraSource Field Services,      Energy        Oklahoma    11/23/1998       100%  Energy-related (Category 7)
                  LLC*
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            Fischbach and Moore Electric, Inc.     Energy        Delaware    08/12/1999       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            Rand-Bright Corporation*               Energy       Wisconsin    02/11/1985       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            NEWCOSY, Inc                           Energy        Delaware    08/12/1999       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            NEWCOTRA, Inc.                         Energy        Delaware    08/12/1999       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
              Fishbach and Moore, Inc.             Energy        New York    04/01/1924       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                Fishbach and Moore Electrical      Energy        Delaware    07/22/1946       100%  Energy-related (Category 7)
                Contracting, Inc.
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                T.H. Green Electric Co., Inc.      Energy        New York    07/06/1926       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                OSP Servicios S.A. de C.V. *       Energy          Mexico    09/30/1996       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
                Universal Network Development      Energy      California    01/01/1901        49%  Energy-related (Category 7)
                Corp.
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            Oldco VSI Inc.                         Energy        Delaware    04/20/2000       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
              EGW Meter Services, LLC              Energy        Delaware    12/01/2002       100%  Energy-related (Category
                                                                                                    1,2,7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
            EIS Investments, LLC *                 Energy        Delaware    11/14/2000       100%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------
               WCB Services, LLC*                  Energy        Oklahoma    1/1/192001        49%  Energy-related (Category 7)
-------------------------------------------------- --------- ------------- ------------- ---------- -----------------------------

* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.



Notes:

1.   The following companies were sold during the first nine months of 2004:

     Solution Holdings, LLC sold on 6/25/2004.

     Exelon Services Federal Group, Inc. sold on 6/25/2004.

     Thermal Chicago Corporation sold on 6/30/2004.

     Northwind Chicago, LLC sold on 6/30/2004.

     Exelon Thermal Technologies, Inc. sold on 6/30/2004.

     Northwind Midway, LLC sold on 6/30/2004.

     ETT National Power, Inc. sold on 6/30/2004.

     ETT Nevada, Inc. sold on 9/29/2004.

     Northwind Aladdin, LLC sold on 9/29/2004.

2.   The following name changes occurred during the first nine months of 2004:

     None.

3.   The following new companies were formed in the first nine months of 2004:

     ENEH Services, LLC, a Rule 58 (vii) company, formed in Delaware on
     4/1/2004.

     Solution Holdings, LLC, formed in Delaware on 5/13/2004.

     Exelon Synfuel III, LLC, a Rule 58 (vi) company formed in Delaware on 6/17/2004.

4. The following companies were dissolved during the first nine months of 2004:


     ETT Houston, Inc., dissolved on 7/19/2004.

     Northwind Las Vegas, LLC, dissolved 2/25/2004.

     Unicom Power Holdings, LLC, dissolved on 9/23/2004.

5.   The following companies were acquired during the first nine months of 2004:

     Carbontronics  Synfuels Investors,  L.P., 16.65% acquired by Exelon Synfuel
     III, LLC on 6/17/2004.

6.   The following restructurings occurred during the first nine months of 2004:

     Exelon Energy Company
     ---------------------
     Effective January 1, 2004, Exelon contributed its interest in Exelon Energy
     Company to Exelon Generation Company, LLC. The transaction had no impact on the assets and liabilities of Exelon Energy Company,  which were previously reported as a part of the Enterprises  segment.  Beginning in 2004,  Exelon
     Energy  Company's  assets and  liabilities  and results of  operations  are included in Exelon Generation Company LLC's financial statements.

     The following summary represents the assets and liabilities of Exelon
     Energy Company that were transferred to Exelon Generation Company, LLC as of January 1, 2004:

     (in millions)
     Current assets                           $ 89
     Property, plant and equipment               2
     Deferred debits and other assets           13
     Current liabilities                        96
     Deferred credits and other liabilities     10
     Accumulated other comprehensive loss        2
     Member's equity                            (4)

     Solution Holdings, LLC
     ----------------------
     To facilitate a sale of Rule 58 assets, certain operating units of Exelon
     Services, Inc. were transferred to Solution Holdings, LLC, a newly organized Rule 58 company (Delaware on 5/13/2004). Solution Holdings, LLC was then sold on 6/25/2004.

     The following summary represents the assets and liabilities of Exelon
     Services, Inc. that were transferred to Solution Holdings, LLC:

     (in millions)
     Current assets                           $ 7
     Property, plant and equipment              1
     Deferred debits and other assets           7
     Current liabilities                       11
     Deferred credits and other liabilities     2
     Member's equity                            2

     Unicom Power Holdings, LLC
     ---------------------------
     Ceased operations. Dissolved on 9/23/2004. Remaining assets and liabilities distributed to its parent, Exelon Enterprises, Company, LLC.

     The following summary represents the assets and liabilities of Unicom Power
     Holdings, LLC that were transferred to Exelon Enterprises Company, LLC

     (in millions)
Intercompany receivables       $  8.4
Cash                              0.5
Accrued expenses                  0.4
Member's equity                   8.5



                                       5
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

ITEM 2.

Part I.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
(in thousands)
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
   Company                                                                          Person to
   Issuing         Type of         Principal                                      Whom Security  Collateral   Consideration
  Securities       Security        Amount of        Issue or         Cost of        Was Issued    Given With   Received For
  (Borrower)        Issued         Security          Renewal         Capital         (Lender)      Security    Each Security
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
II Services,    Revolving                   $34       Issue       LIBOR plus 50   F&M Holdings    None                   $34
Inc.            credit                                            basis points    Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                  $250       Issue       LIBOR plus +    Exelon          None                  $250
PowerLabs, LLC  credit                                            .625%           Generation
                                                                                  Finance
                                                                                  Company
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                  $250       Issue       LIBOR plus +    Exelon          None                  $250
PowerLabs, LLC  credit                                            .625%           Generation
                                                                                  Finance
                                                                                  Company
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------


Part II.  CAPITAL CONTRIBUTIONS
(in thousands)
------------------------------------------- ---------------------------------------- ----------------------------------------
       Company Contributing Capital                Company Receiving Capital             Amount of Capital Contribution
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Synfuel I, LLC                                                    $18,986
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Synfuel II, LLC                                                    11,156
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Synfuel III, LLC                                                    4,612
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Ventures Company, LLC                Exelon Enterprises Company, LLC                                          250,000
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Enterprises Company, LLC             Exelon Services, Inc.                                                     86,000
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Enterprises Company, LLC             Exelon Thermal Holdings, Inc.                                             25,000
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Enterprises Company, LLC             Exelon Enterprises Management, Inc.                                        1,200
------------------------------------------- ---------------------------------------- ----------------------------------------
Exelon Enterprises Management, Inc.         ECPH, LLC                                                                  1,200
------------------------------------------- ---------------------------------------- ----------------------------------------

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                                       6
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

ITEM 3.  ASSOCIATE TRANSACTIONS

Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
(in thousands)
-------------------------------------------------------------------------------------------------------------------------
                                              Types of        Direct
  Reporting Company    Associate Company      Services        Costs       Indirect Costs   Cost of        Total Amount
  Rendering Services   Receiving Services     Rendered       Charged        Charged        Capital          Billed
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Exelon Business    Security System            $1                                               $1
                       Services Company
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Exelon Energy      IT                         93                                               93
                       Company            Services/Facility
                                          Charges
-------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.  Exelon             IT                         22                                               22
                       Enterprises        Services/Facility
                       Company, LLC       Charges
-------------------------------------------------------------------------------------------------------------------------
Exelon Thermal         Northwind Aladdin  Plant Operators            78                                               78
Development, Inc.      LLC
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC Extex LaPorte      Measuring & test            4                                                4
                       limited            equipment,
                       Partnership        technical services
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC Exelon Business    Measuring & test          150                                              150
                       Services Company   equipment,
                                          technical
                                          services - PECO
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC Exelon Business    Measuring & test          166                                              166
                       Services Company   equipment,
                                          technical
                                          services - ComEd
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC Exelon Generation  Measuring & test        1,430                            269             1,699
                       Company, LLC       equipment,
                                          technical services
-------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC AmerGen            Measuring & test          328                             35               363
                                          equipment,
                                          technical services
-------------------------------------------------------------------------------------------------------------------------




Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies
(in thousands)
------------------------------------------------------------------------------------------------------------------------
                                             Types of
   Associate Company    Reporting Company    Services     Direct Costs   Indirect Costs     Cost of      Total Amount
  Rendering Services   Receiving Services    Rendered        Charged        Charged         Capital         Billed
------------------------------------------------------------------------------------------------------------------------
Exelon Business        F&M Holdings       Legal                     143                                            $143
Services Company       Company
------------------------------------------------------------------------------------------------------------------------
Exelon Business        F&M Holdings       Legal, IT and               9                                               9
Services Company       Company            accounting
------------------------------------------------------------------------------------------------------------------------
Exelon Business        Exelon Thermal     Legal                      85                                              85
Services Company       Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------


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

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT
September 30, 2004
(in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of September 30, 2004                                                            $23,758,000       Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                      3,563,700       Line 2

Greater of $50 million or line 2                                                        3,563,700       Line 3

Total current aggregate investment subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                    $520,190
     Energy-related business category 5                                     143,521
     Energy-related business category 7                                     350,113
     Energy-related business category 9                                       9,700
     Energy-related business category 10                                         32
Total current aggregate investment                                                      1,023,555       Line 4
                                                                                       ----------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                          $2,540,145       Line 5
                                                                                       ==========


Investments in gas-related companies:                                          NONE


ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements
   --------------------


(1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(3)      Exhibit A-3 Statement of Income of Exelon  Thermal  Holdings,  Inc. for
         three  and  nine  months  ended   September  30,  2004  -  filed  under
         confidential treatment pursuant to Rule 104(b).

(4) Exhibit A-4 Balance Sheet of Exelon Thermal Holdings, Inc. at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(5)      Exhibit A-5  Statement  of Income of Unicom Power  Marketing,  Inc. for
         three  and  nine  months  ended   September  30,  2004  -  filed  under
         confidential treatment pursuant to Rule 104(b).

(6) Exhibit A-6 Balance Sheet of Unicom Power Marketing, Inc. at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(7) Exhibit A-7 Statement of Income of Adwin Equipment Company for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(8) Exhibit A-8 Balance Sheet of Adwin Equipment Company at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(9) Exhibit A-9 Statement of Income of F&M Holdings Company, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(10) Exhibit A-10 Balance Sheet of F&M Holdings Company, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(11)     Exhibit  B-1  Statement  of Income of  Penesco  Company,  LLC for three
         months  and  six  months  ended   September  30,  2004  -  filed  under
         confidential treatment pursuant to Rule 104(b).

(12)     Exhibit B-2 Balance Sheet of Penesco Company, LLC at September 30, 2004
         - filed under confidential treatment pursuant to Rule 104(b).

(13) Exhibit B-3 Statement of Income of Cenesco Company, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(14)     Exhibit B-4 Balance Sheet of Cenesco Company, LLC at September 30, 2004
         - filed under confidential treatment pursuant to Rule 104(b).

(15) Exhibit B-5 Statement of Income of Exelon Allowance Management Company, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(16) Exhibit B-6 Balance Sheet of Exelon Allowance Management Company, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(17) Exhibit B-7 Statement of Income of ExTex Marketing, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(18)     Exhibit B-8 Balance Sheet of ExTex Marketing, LLC at September 30, 2004
         - filed under confidential treatment pursuant to Rule 104(b).

(19) Exhibit B-9 Statement of Income of Exelon New England Power Marketing LP for the three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(20) Exhibit B-10 Balance Sheet of Exelon New England Power Marketing LP at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(21) Exhibit B-11 Statement of Income of Exelon Hamilton, LLC for the three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(22) Exhibit B-12 Balance Sheet of Exelon Hamilton, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(23) Exhibit B-13 Statement of Income of Exelon Energy Company for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(24) Exhibit B-14 Balance Sheet of Exelon Energy Company at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(25) Exhibit B-15 Statement of Income of Exelon PowerLabs, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(26) Exhibit B-16 Balance Sheet of Exelon PowerLabs, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(27) Exhibit B-17 Statement of Income of ENEH Services, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(28)     Exhibit B-18 Balance Sheet of ENEH Services,  LLC at September 30, 2004
         - filed under confidential treatment pursuant to Rule 104(b).

(29) Exhibit B-19 Statement of Income of ExTex Retail Services Company, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(30) Exhibit B-20 Balance Sheet of ExTex Retail Services Company, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(31) Exhibit C-1 Statement of Income of Exelon Synfuel I, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(32) Exhibit C-2 Balance Sheet of Exelon Synfuel I, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(33) Exhibit C-3 Statement of Income of Exelon Synfuel II, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(34) Exhibit C-4 Balance Sheet of Exelon Synfuel II, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(35) Exhibit C-5 Statement of Income of Exelon Synfuel III, LLC for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(36) Exhibit C-6 Balance Sheet of Exelon Synfuel III, LLC at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(37) Exhibit C-7 Statement of Income of Commonwealth Research Corporation for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(38) Exhibit C-8 Balance Sheet of Commonwealth Research Corporation at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(39) Exhibit C-9 Statement of Income of Horizon Energy Company for three and nine months ended September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(40) Exhibit C-10 Balance Sheet of Horizon Energy Company at September 30, 2004 - filed under confidential treatment pursuant to Rule 104(b).


B. Exhibits
   --------

None


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



                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2004

                                                  Exelon Corporation
                                                        Registrant

                                         By: /s/ Matthew F. Hilzinger
                                             ------------------------
                                                  Vice President and
                                                  Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the nine months ended September 30, 2004 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265





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